INSERT COMPANY LETTERHEAD

November 20, 2017

VIA EDGAR

Jan Woo, Branch Chief – Legal

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yappa World Incorporated
Amendment No. 1 to Registration Statement on Form S-1 File No. 333-220325 Filed November 8, 2017

Dear Ms. Woo:

By letter dated November 17, 2017, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Yappa World Incorporated (the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Amended Registration Statement (the “Registration Statement”) on Form S-1/A, filed on November 8, 2017. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Use of Proceeds, page 20

1. You indicate that the company will not use any of the offering proceeds to repay related party debt. Please clarify whether you intend to use any of the offering proceeds to pay deferred compensation to the executive officers.

Response: Language has been inserted to reflect that the company does not intend on using any of the offering proceeds to pay deferred compensation to executive officers.

Management’s Discussion and Analysis or Plan of Operation

Results of Operations, page 30

2. We note your revised disclosure in response to prior comment 12. On page 21 you disclose that the total estimated legal, audit and filings fees are $67,000. Please revise to separately quantify the significant components of your general and administrative expenses in 2017, including the nature and amount for significant general operational costs. To the extent a significant portion of this increase relates to the issuance of preferred stock to your founders for services, please revise to clearly indicate as such.

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Response: Document has been revised to separately quantify the significant components of our general and administrative expenses in 2017, including the nature and amount for significant general operational costs.

Securities Ownership of Certain Beneficial Owners and Management, page 36

3. We note your response to prior comment 20 regarding the voting power of your equity stockholders. Since Series A Preferred stockholders receive 200 votes per share, please add an additional column to your beneficial ownership table that clarifies the aggregate equity voting power for each principal stockholder that includes both common stock and Series A Preferred stock. Further, please revise the prospectus cover page to specify the aggregate equity voting power percentage for Ms. Dyer and Mr. Sim.

Response: A column has been added to the ownership table that clarifies the aggregate equity voting power for each principal stockholder that includes both common stock and Series A Preferred stock. The prospectus cover page has been revise to specify the aggregate equity voting power percentage for Ms. Dyer and Mr. Sim.

Very Truly Yours,

/s/ Jennifer Dyer
Jennifer Dyer
President

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